Filed by Standard BioTools Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Standard BioTools Inc.

Commission File No.: 001-34180

Operator: Good morning and welcome to today’s Standard BioTools and SomaLogic merger announcement conference call. Before market open today, Standard BioTools and SomaLogic announced an agreement to combine in an all-stock merger. This call is being shared live on the internet and there is a presentation available for viewing and download from the website of each company. During the call, we may make forward-looking statements about events and circumstances that have not yet occurred, including plans and projections for our business, our outlook for 2023 and future financial results, and market trends and opportunities. These statements are subject to substantial risks and uncertainties that may cause actual events or results to differ materially from current expectations. The forward-looking statements in this call are based on information currently available to us and we disclaim any obligation to update these statements except as may be required by law. During the call we may present some financial information on a non-GAAP, pro forma or adjusted basis. Reconciliations of these measures to U.S. GAAP, which identify and quantify all excluded items and provide management’s view of why this information is useful to investors can be found in our SEC filings and financial press releases. The company will host a Q&A session following prepared remarks during today’s conference call. I will now turn the call over to Michael Egholm, Chief Executive Officer and President of Standard BioTools. Michael?

Michael Egholm: Thank you, Chelsea, and good morning, everyone. We appreciate you joining us on the call today. We are incredibly excited to share the news of this combination, which will create a diversified leader in the life science tools industry.

Joining me today are executives from both of our companies, from Standard BioTools, Jeff Black our Chief Financial Officer; and Adam Taich, Interim Chief Executive Officer for SomaLogic who will assume the role of Chief Strategy Officer post-merger.

To begin, we believe this combination will create a true leadership position in our space with over $1 billion in equity value. Not just with a leading technology portfolio but with over $500 million in cash to support continued growth. This merger will position the combined company with a financial profile and enables an accelerated path to scale and profitability. We expect to deliver $80 million in cost synergies and expedite our path to cash flow generation. This is truly a one plus one equals three scenario.

Allow me to provide an overview of the transaction we announced earlier this morning. SomaLogic shareholders will receive approximately 1.11 shares of Standard BioTool stock per each year of SomaLogic they own. This represents a pro forma ownership of 57% for SomaLogic shareholders and 43% for Standard BioTool shareholders. This structure will allow both sets of shareholders to participate in the compelling upside of the combination.

The combined company will operate under the Standard BioTools name, with facilities across our respective footprints in California, Colorado, Massachusetts, Canada and Singapore. The combined company will have a seven-member Board of Directors that will comprise three directors of Standard Bio, including myself, Fenel Eloi and Frank Whitney, and three current directors of SomaLogic, including Tom Carey, who will serve as Chairman, Troy Cox and Kathy Hibbs. Finally, Eli Casdin will also continue to serve as the director of the combined company board.

We expect the transaction to close in the first quarter of 2024, subject to approval by both companies’ shareholders and customary closing conditions and regulatory approvals. We also signed voting agreements with shareholders representing about 16% of Standard Bio and about 1% of SomaLogic.

Moving onto Slide 4. As we have people on the call that are new to the Standard Bio story, I would like to start with some background and explain how today’s announcement activates a strategy to create a scalable platform of life science research tools. This was central to our inception in 2021 when Standard Bio was formed.

Since then, we have assembled the building blocks to build a diversified tools powerhouse. We have a new executive team in place with deep operational life science tools and integration experience in key roles. The new management team immediately went to work applying our leadership’s rigorous operating discipline to establish a culture centered on what we now call SBS or Standard BioTools Business System.

The core continuous improvement and lean operating principles of SBS are now deeply engrained throughout our organization and processes in just six short quarters. We secured capital to launch a disciplined M&A strategy and support our bold initiatives and are proud to boast a platform of differentiated life science tools with broad, multi-omic reach, including instruments, consumables, software and services. We have the highest plex, highest data quality tools for flow cytometry and spatial biology.

The last six quarters have been transformative. We returned the business to growth, driving revenue growth of 17% year-over-year in the first half. Through the first half of 2023, the application of SBS operating discipline drove an over 1,000 basis point increase in our non-GAAP gross margin, a 26% improvement in non-GAAP opex, and an over 60% improvement in operating cash use. We also made great strides accelerating new product development to position the business for sustained long-term growth.

Included in today’s news was our updated revenue guidance for the full year. We now expect to deliver $100 million to $105 million in revenue for the full year 2023. We ended Q2 with over $140 million in cash on the balance sheet and are proud to activate our M&A strategy to achieve scale as a next generation leader in life science tools and solutions. SomaLogic is the perfect partner to accelerate that journey.

I’ll now turn the call over to Adam to provide his perspective on the merger and introduce SomaLogic. Adam?

Adam Taich: Thank you, Michael. I echo Michael’s enthusiasm about this transaction and the excitement for the value we can unlock together.

SomaLogic is known throughout the life science tools space for having the most comprehensive, highest data-quality serum proteome tool. Our flagship technology, SomaScan, profiles 7,000 proteins serum or plasma samples and aid clinical researchers in mechanism of action and biomarker development. An updated version of SomaScan, capable of measuring 10,000 analytes, twice the capacity of any other platform, is on track to launch this year.

Most of SomaLogic’s revenue today is driven by its services businesses. Its elite customer relationships with over 185 customers, including 9 of the top 20 biopharmaceutical companies. Recently, the Company has been executing on our authorized site program and expect to have at least 15 sites up and running by year end, driving high margin consumables revenue.

More than 700 peer reviewed publications demonstrating the power of the SomaScan platform have been published, with over 450,000 samples tested since 2010. The technology is protected by over 600 patents.

Last year, SomaLogic announced the first major genomics-proteomics commercial collaboration in a partnership with Illumina. It will combine SomaLogic’s technologies with Illumina’s in a co-branded NGS-based solution that is expected to launch in 2025.

Today, SomaLogic reaffirmed our guidance of $80 million to $84 million in revenue, with strong growth profile and $475 million in cash on the balance sheet.

As we started this discussion on this merger, the complimentary nature of our platforms and technologies is one of the most exciting aspects of the potential new company. We came away highly impressed by the Standard BioTools team, operating model and innovative approach. And we were even more excited about the upside potential, as our two companies come together to create a leading multi-omic platform to drive further returns for our shareholders.

I also want to take this opportunity to thank our excellent team at SomaLogic that brought us to where we are today.

Michael, I'll now turn it back to you to review the transaction benefits.

Michael Egholm: Thank you, Adam. Let me spend a moment on our strategic thesis. We have the opportunity to create value in a vast $100 billion market with healthy economics. Our space is highly fragmented and currently underserved with mature technologies and dominance established by a few large players. There are countless great emerging life science tools technologies that can advance research and help patients, on which numerous companies have been founded. Unfortunately, very few of those turn into sustainable companies because of challenges relating to building, manufacturing at scale and cost, supporting customers and creating a commercial organization. These challenges limit the infrastructure leverage and create a perpetual need for more capital.

Our opportunity, as tenured disciplined operators, is to create a standardized platform, a scalable profitable suite of differentiated life science tools underpinned by strong culture and capital that can support growth. We can enable leading life science technologies to accelerate breakthroughs in healthcare.

Our combination with SomaLogic activates the platform building thesis that Standard Bio was founded on, with technology that we can't wait to champion.

We have a shared mission to meaningfully advance life science research and emerge as a dominant player in the field. The combination will unlock a true technology leadership in a large high growth end markets. It will open the door to substantial reciprocal cross-selling opportunities with a portfolio of complementary products and technologies. The combination will also expedite scale as we secure a leadership position in emerging multi-omic life science tools and will do so in part by leveraging Standard Bio’s SBS principles, plus expected synergies to accelerate profitability.

United, our balance sheet will have over $500 million in cash, positioning us with an industry-leading capital structure to self-fund growth and continue to execute our strategy.

The joining of Standard BioTools and SomaLogic will not only create an unmatched technology platform, but will leverage complementary capabilities with minimal customer overlap, expanding our collective reach in both academia and biopharma research with a robust revenue model that will boast a mix of instruments and recurring consumables and services revenue stream.

Our combined platform of proteomics and genomics tools will lead the industry in terms of throughput and data quality to span serum profiling, whole cell profiling, and tissue profiling and genomics. The three highly-differentiated proteomics technologies will offer tremendous value and research insights to clinical researchers.

I will now turn the call over to Jeff to cover the financial profile of the combined company.

Jeff Black: Thank you, Michael. Good morning, everybody. Thank you for joining the call. I, too, like Adam and Michael, am extremely excited and energized about the future of this combination, particularly among the lines of the long-term financial profile. And that profile created by this combination sets both companies up on an accelerated path to scale to profitability, and we believe we are significantly better positioned than the sum of our parts.

Our combined full year 2023 revenue profile is in the range of $180 million to $189 million, consistent with the guidance we released today on a combined basis with combined gross margins for the first half of 2023 of 53% on a non-GAAP basis.

Again, as Michael mentioned, with SBI’s stronghold in academic research and SomaLogic’s stronghold in biopharmaceutical research, our customer bases overlap minimally. We think that paves a path toward lucrative, new and expanded relationships for both of us. And these benefits will fuel expected double-digit revenue growth profile over the next three years at least.

While this combination will also afford us the opportunity to thoughtfully continue to invest in our combined R&D pipeline and expand commercial reach, we also think there is a tremendous opportunity to leverage a common operating infrastructure to realize very significant synergies. We expect the merger will deliver $80 million in annual cost synergies by 2026 compared to current combined operating expense run rate.

As Michael mentioned earlier, we will have a strong combined post-merger balance sheet, which will include over $500 million in cash at close. We will be well-positioned to self-fund our strategic objectives without the need for incremental dilutive financing.

In terms of the longer-term profile, we believe by the end of 2026, this combined business will be a $300 million revenue business with gross margins in the mid-60s, positive adjusted EBITDA margin, and again, a cash position capable of supporting our continued growth investments in pursuit of our strategy to become a diversified leader in this space.

Michael, I’ll turn it back over to you to review the combined leadership of the company.

Michael Egholm: Thank you, Jeff. Before I wrap up, I want to acknowledge that I could not be more honored to share this journey with a combined group of senior leaders that I believe to be best-in-class. I look forward to driving our strategy forward with a team of individuals here with me today and the expanded leadership team.

I want to emphasize the significance of the SBS foundation that is the very backbone of Standard BioTools. And a lot of companies talk about culture, but Standard Bio’s continuous improvement principles are a proven, acquired skill set that, in addition to life science tools, is our collective field of expertise. Kaizen culture and lean operations are embedded throughout our organization and processes, and we continue to collaborate and train to ensure that we are consistently leveling up.

The aim of SBS is to deliver profound value to our customer, as we onboard the SomaLogic team and technology, it will certainly create incremental value for the research organizations that our platform supports.

In closing, we are bringing together two companies to create the most compelling suite of multi-omics technology for life-science research, the complementary portfolio of highest data quality technologies that will target attractive end markets and cobble with ample cross-selling opportunities to accelerate growth, both immediately at close and well into the future.

The merger positions Standard BioTools with an increasingly scalable platform that will be bolstered by our organization's unique operating principle -- operating discipline to fulfill our merger commitments. We're teaming up to pursue a shared mission to accelerate breakthroughs in human health and couldn't be more excited about the value creation that lies ahead.

That concludes our prepared remarks. I will now open the lines for questions. Chelsea?

Operator: Thank you. (Operator Instructions). And our first question will come from Brandon Couillard with Jefferies. Your line is open.

Brandon Couillard: Hey, good morning. Michael, I would be curious about how you approached evaluating the competitive landscape in proteomics before deciding on SomaLogic and how important is the Illumina partnership to the value of the franchise in your view?

Michael Egholm: Thanks, Brandon. We are incredibly excited about the overall opportunity. One big theme in the company we are building is proteomics. As you know, we have two pieces of the puzzle with our newly launched spatial biology platform and our high parameter 50-color flow cytometry platform. Serum profiling is the perfect complement to that, selling to many of the same researchers inside biopharma research. The good news is that SomaLogic is very strong in biopharma and actually, I think it can help propel some of our legacy technologies. We really like the unique position of the SomaLogic technology with the highest, most comprehensive coverage of the proteome and the lowest CV. So, they are very, very good at creating strong signatures here. We are very excited about the opportunity ahead.

As for the Illumina relationship, that has already been announced that that is expected to launch next year, and we are hoping for a very fruitful and strong relationship with Illumina on the other side.

Brandon Couillard: Great. And then maybe a question for Jeff. The $80 million of cost synergies, can you just break that out in terms of the source of those? And if you can elaborate between public company costs during commercial overlap, detail on the buckets?

Jeff Black: Yes, Brandon, it is still very early stages, and we will continue to update you as we are comfortable with more visibility. What we can tell you is we are extremely confident there is a real opportunity here to realize tremendous synergies. And just to level set that $80 million, when you take a look at the non-GAAP operating run rate, so primarily the cash-based recurring type of expenses, on an annualized basis, the first half of 2023 represented about $250 million in annual costs. So, we think the opportunity to significantly reduce that cost just through synergies, common operating platforms, things like ERP, common public company costs, there is a lot of low hanging fruit, and we will continue to update you and provide more guidance when we close the deal. Like I said, we are in the early stages, but we have done a fair amount of work already to identify where they are coming from.

Brandon Couillard: Okay. Last one, maybe back to Michael. Are you dropping the SomaLogic brand name? It has been around for a long time. I would imagine more well-known to researchers than Standard BioTools is. And what degree of customer overlap do you have today, especially bigger accounts, something like Novartis on the SomaLogic side, obviously on customer demand. Thank you.

Michael Egholm: Yes, we will definitely plan to keep the SomaLogic brand. As you say, it is a long-established play that led this field for many years with great science. What we think we can add to it is in addition to the operating discipline, is also really holding the message of where the SomaScan approach is advantaged. I already touched on it a little bit, but it is really the most comprehensive coverage and creating signatures that can predict patient outcomes. I really think it is uniquely positioned there. And sorry, I forgot the second part of your question.

Brandon Couillard: Yes, it was really around just degree of customer overlap.

Michael Egholm: Yes, customer overlap, yes.

Brandon Couillard: Yes, especially in bigger pharma companies like Novartis being obviously an important customer on the SomaLogic side.

Michael Egholm: Yes, actually, so with the existing business we already sell into institutions such as Novartis, that happens to be a good customer of ours. I think the more important point is that the SomaLogic technology actually reaches a different audience that is closer to the clinic. And, so, we typically exist in core labs or in advanced research labs. What we really want to do is to get into the routine use inside the translation medicine field here. I really think that the strong performance and brand building SomaLogic has done here over the years will be a huge level for us going forward. Then conversely, the operating discipline and the focused messaging around where we play, I think, would be an advantage to the SomaLogic technology. So together, we are a very strong platform.

Brandon Couillard: Great, thank you.

Operator: Thank you. Our next question will come from Kyle Boucher with TD Cowen. Your line is open.

Kyle Boucher: Hey, good morning. This is Kyle on for Dan Brennan. Michael, what value do you see to create for the SomaLogic business on the top line beyond what they can do on their own?

Michael Egholm: Hi Kyle. Yes, thanks for the question. So, as you can see from the model here, that what we are really looking for is to create a combined entity that together will grow double digits. We are obviously looking for opportunities where we can grow much faster. One of the advantages of getting to this scale now is that we will actually have - because of the leverage we have - we can make targeted investments in R&D and commercial organization where we really see the high growth. Both are limited today in what we can do. So, I'm really excited about the growth perspective here. As Jeff pointed out, it is very early so I won’t get pinned down on the exact numbers here, but we are excited about the growth ahead. And actually, I should add that proteomics is a huge market. There is a ton of excitement around it, and we see it as a vast market with a lot of growth opportunities. Our challenge is to come in and find where we are differentiated and then really focus there. And that is what that SBS operating discipline is going to bring to the table here.

Kyle Boucher: Got it. And then just one more. Is there any floor on the LAB stock price for regardless what SomaLogic shareholders get, 1.11 shares per share?

Michael Egholm: There is no such provision in the agreement.

Kyle Boucher: Got it. Thank you.

Michael Egholm: And I shouldn’t leave that hanging there. We think that the combination of the two companies and the set of technologies and the leadership create tremendous value to both sets of investors.

Operator: All right. Thank you. Our next question will come from Kyle Mikson with Canaccord. Your line is open.

Kyle Mikson: Hey, guys. Thanks for taking the questions. Congrats on the deal, Michael, Adam and Jeff. So I want to ask about the synergies one more time. I know you are not breaking those out but it does seem pretty large compared to the $185 billion pro forma revenue base. I guess maybe Michael or Jeff, can you just talk about why you are confident you can hit that? How much of that is kind of deal related and maybe like SBS related, because that is not totally related to the deal at all? Thanks.

Michael Egholm: Thank you Kyle. We are truly excited about the deal. The way to look at it is that the combined OpEx of the two companies on the current run rate is $250 million. And so yes, the $80 million is the large number, but there is huge opportunity ahead here. In the context of the $250 million, it does not seem as daunting. I will let Jeff pipe in with one level deeper. What I would remind the listeners to is we have been on this journey over the last six quarters when we started off and did a pipe in what was Fluidigm where we have done a lean transformation, greatly reduced OpEx, improved gross margins and are now back to growth. I really believe it is a recipe we can follow again with what we have learned. And of course, incorporate all the valuable learnings from the SomaLogic team on how to get into the translational research inside pharma. And now I will hand it over to Jeff to add the next layer details on the 80 million.

Jeff Black: Yes, look, Kyle, it is a great question. And certainly, something we have thought a lot about, throughout this process. I think we all know this, right, if you think about the last several years when capital flowed freely and companies in our space, and frankly, even outside our space, it was more about making investments at all cost or investing growth at all costs. I think the thesis has changed significantly. And there is a real opportunity here to be very disciplined in an approach that creates scale out of a combined organization. Frankly, we would not have been able to do on a standalone basis, either one of our companies. So, there is a real opportunity here for scale. And like I said, I don’t want to be cagey here. It is very early, but when you think about the $80 million relative to a starting point of $250 million, it is definitely achievable, particularly given some of the commonalities. The core operating infrastructure, the public company type of infrastructure, and then just beginning to take a much more disciplined selective approach with the incremental investments we're making across the company. So yes, it seems like a big number, but it is achievable just relative to the starting point. And relative to the thesis that we are trying to build here a scale -- a scaled profitable company, and in 2026, if we are at $300 million revenue run rate, and still running at $250 million, we have achieved that objective.

Kyle Mikson: Okay, that was great. Thanks so much, guys. And then maybe one just thinking about the business talking behind going forward. For Michael, could you talk about what this means for the Olink agreements as an OEM vendor for that signature PCR platform? And then for Adam, like, just given that Standard has genomics, could you possibly move SomaScan from the Agilent Microarray to the Standard Biomark X9 in addition to the Illumina NGS?

Michael Egholm: So, that is a very high level of detail. As I started out by saying, we believe SomaScan is really uniquely positioned in in the comprehensive proteomics, like the very high-plex, with its advantage of creating signatures to predict outcome. And as I said, we have talked to many customers that use both Olink and SomaLogic. The Olink has a low and mid plex solution for which we are an OEM supplier. And we certainly hope nothing changes with that agreement. We have a very strong relationship with the Olink team. I definitely believe the Olink team is very happy with the partnership and how we have improved the quality and predictability of delivery here. So, we see it really as two very, very different ends. And I will not comment on any long-term R&D plans yet. Still too early to speculate.

Kyle Mikson: If I could ask just one more before I cut off. I guess, obviously, the proprietary aspect in SomaLogic is the aptamers, it is quite different for the antibodies that others offer. There is sort of like some synergies on in areas where antibodies could be used. How are you thinking about using those possibly for like spatial or other areas of the Standard business? And then, Michael, what are your thoughts on diagnostics and the Soma signal tests that were once kind of, I guess, emphasized, maybe tossed aside a little bit in 2023 and clinical was not really part of the Standards plan. It is like in the near to medium term, but how does this combined company outlook impact or influence that new kind of perspective on diagnostics.

Michael Egholm: I think for all our technologies it is still way too early to talk about diagnostics. We are really focused on translational research, helping pharma find and developing new drugs faster. That is truly the price that we are looking at. I think there is a really, really interesting parallel between our mass cytometry technology and the SomaLogic technology. So, in mass cytometry, we solved the fundamental problem of how to do multiplex fluorescence. With fluorescent dyes, you can only use a few at a time. And then everything begins to blend together and you get low quality. We saw that with mass -- by using mass tech. It has scared people because it is different. But it basically gives you 50 digital colors. And we made great strides in explaining that value proposition because it is different. It does not mean it is harder. In fact, it is easier. For antibodies versus SOMAmer, again, I view the world as an expanding pie here. There are certain things antibodies are really good for and are certain things that SOMAmers are really good for, and that is where we are going to focus all our emphasis. And again, this comprehensive coverage, the most comprehensive coverage of the protein space, with very low CVs to create signatures is really unique, in particular, for creating signatures that can be used as biomarkers for patient stratification, and we are going to have a lot of focus on that area going forward. I see both antibodies and SOMAscan as toolboxes, different tools in the toolbox in life sciences, and really believe that both are going to coexist. Obviously, we will try to make the SOMAmer's work in our Spatial Biology and flow cytometry platform. But we are not counting on data at all. But clearly, we are going to go take a really hard look at that.

Kyle Mikson: All right, that was perfect. Thanks so much, guys. I appreciate the time.

Operator: All right, and at this time, there are no further questions in the queue.

Michael Egholm: I got a note here that Dan Brennan was in the queue. I think we're good. Yes. Sorry. Go ahead.

Operator: Okay, so I would like to turn the call back over to our speakers for any additional or closing remarks.

Michael Egholm: I will just close by saying thank you all for attending today's call. We look forward to following up all with you later today and over the next couple of days to dive into this story. We are incredibly excited for the opportunity ahead here for the combined company. And thank you for your attendance and questions today.

Operator: The conference has now concluded. Thank you very much for attending today’s presentation. You may now disconnect your line at this time.

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) are statements that could be deemed forward-looking statements, although not all forward-looking statements contain these identifying words. Readers should not place undue reliance on these forward-looking statements. Forward-looking statements may include statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the success, cost and timing of the combined company’s product development, sales and marketing, and research and development activities; the combined company’s ability to obtain and maintain regulatory approval for its products; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, (i) the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Standard BioTools’ and SomaLogic’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the merger and the potential failure to satisfy the conditions to the consummation of the merger, including obtaining stockholder and regulatory approvals; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the merger on the ability of Standard BioTools or SomaLogic to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Standard BioTools or SomaLogic does business, or on Standard BioTools’ or SomaLogic’s operating results and business generally; (v) Standard BioTools’ or SomaLogic’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger or otherwise, or the impact of the merger thereupon; (vii) Standard BioTools or SomaLogic may be adversely affected by other economic, business and/or competitive factors, (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the merger; (ix) restrictions during the pendency of the merger that may impact Standard BioTools’ or SomaLogic’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Standard BioTools or SomaLogic may be unable to obtain governmental and regulatory approvals required for the merger, or that required governmental and regulatory approvals may delay the consummation of the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Standard BioTools shares to be issued in the merger; (xiv) the risk that post-closing integration of the merger may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of Standard BioTools’ and SomaLogic’s traded securities; (xvi) the lingering effects of the COVID-19 pandemic on Standard BioTools’ and SomaLogic’s industry and individual companies, including on counterparties, the supply chain, the execution of research and development programs, access to financing and the allocation of government resources; (xvii) the ability of Standard BioTools or SomaLogic to protect and enforce intellectual property rights; and (xviii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Standard BioTools’ and SomaLogic’s response to any of the aforementioned factors. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 14, 2023, as well as the “Risk Factors” section of SomaLogic’s most recent quarterly report on Form 10-Q filed with the SEC on August 4, 2023 and on its most recent annual report on Form 10-K filed with the SEC on March 28, 2023. The parties undertake no obligation to revise or update any forward-looking statements for any reason.

Additional Information and Where to Find It

In connection with the proposed transaction and required stockholder approval, Standard BioTools will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Standard BioTools and SomaLogic that also constitutes a prospectus of SomaLogic. Each of Standard BioTools and SomaLogic also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools and SomaLogic. Standard BioTools’ and SomaLogic’s stockholders are urged to carefully read the joint proxy statement/prospectus (including all amendments, supplements and any documents incorporated by reference therein) and other relevant materials filed or to be filed with the SEC and in their entirety when they become available because they will contain important information about the proposed transaction and the parties to the transaction. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at its website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by SomaLogic by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.

Participants in the Solicitation

Standard Biotools, SomaLogic and each of their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from SomaLogic’s stockholders with respect to the transaction. Information about SomaLogic’s directors and executive officers, including their ownership of SomaLogic securities, is set forth in the proxy statement for SomaLogic’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023, Current Reports on Form 8-K, which were filed with the SEC on June 6, 2023, as amended on June 14, 2023, and June 9, 2023, and SomaLogic’s other filings with the SEC. Information concerning Standard BioTools’ directors and executive officers is set forth in Standard BioTools’ proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2023, Current Reports on Form 8-K, which were filed with the SEC on May 3, 2023, May 15, 2023, June 16, 2023 and July 28, 2023, and Standard BioTools’ other filings with the SEC. Investors may obtain more detailed information regarding the direct and indirect interests of SomaLogic and its respective executive officers and directors in the transaction, which may be different than those of SomaLogic stockholders generally, by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, by going to SomaLogic’s Investor Relations page on its corporate website at https://investors.somalogic.com or by contacting SomaLogic Investor Relations at investors@somalogic.com or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at investors@standardbio.com.